Exhibit 99.1

SEMBCORP FREE TO LAUNCH TENDER OFFER, CASCAL’S REQUEST FOR

PRELIMINARY INJUNCTION DENIED

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer for the common stock of Cascal as announced on April 26, 2010.

On May 11, 2010, Cascal filed a motion for a temporary restraining order and/or for a preliminary injunction to stop the launch of the offer. An initial preliminary hearing was held before the United States District Court for the Southern District of New York on May 12, 2010, during which Cascal withdrew its motion for a temporary restraining order, Sembcorp agreed not to launch the voluntary tender offer before May 21, 2010 and the court set a May 19, 2010 hearing on Cascal’s motion for a preliminary injunction.

The matter came before the court again as scheduled on May 19, 2010. After considering all of the evidence presented by the parties, including the sworn declarations of key individuals, the judge hearing the matter concluded, among other things, that based on the record before the court there was no likelihood of Cascal succeeding on its legal claims. The court then denied Cascal’s motion for a preliminary injunction and cleared the way for the tender offer to go forward.

The Company is pleased that the court has found no basis for Cascal’s claim that the prospective tender offer is in breach of any laws, regulations or contractual obligations and it remains committed to completing the transaction.